Exhibit 99.1

Yingli Green Energy Reports First Quarter 2012 Results

Shipment Increased by 44.4% and Reached a Historical High

BAODING, China, May 30, 2012 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended March 31, 2012.

First Quarter 2012 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB 3,148.5 million (US$500.0 million).

•                      PV module shipment increased by 44.4% from the fourth quarter of 2011.

•                      Gross profit was RMB 245.2 million (US$38.9 million), representing a gross margin of 7.8%, which reflected a non-cash inventory provision of RMB 21.2 million (US$3.4 million) and a provision for preliminary U.S. countervailing and anti-dumping duties of RMB 86.3 million (US$13.7 million). Gross margin of PV modules excluding these provisions would be 11.5%.

•                      Operating loss was RMB 134.7 million (US$21.4 million), representing an operating margin of negative 4.3%.

•                      Net loss(1) was RMB 283.2 million (US$45.0 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB 1.82 (US$0.29). On an adjusted non-GAAP(2) basis, net loss was RMB 239.5 million (US$38.0 million) and loss per ordinary share and per ADS was RMB 1.54 (US$0.24).

“Despite the tough market situation and seasonal impact, our module shipment reached another historical high in the first quarter of 2012 as we stayed committed to existing markets and expanded into new and emerging markets,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “Although excessive module supply, potential subsidy adjustments in Europe and the anti-dumping and countervailing duty investigations in the U.S. continued to drive module price down, we achieved a gross margin of 7.8% in the first quarter due to our notable cost reduction efforts and premium brand.”

“We experienced exceptionally strong demand in Germany and the U.S., which accounted for approximately 80% of our total revenues in the first quarter. Meanwhile, our remarkable sales performance was partially benefited from our research and development and after-sales service center in Madrid, Spain, through which we have provided more convenient and comprehensive service to European customers.

(1)         For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

(2)         All non-GAAP measures exclude share-based compensation, interest expenses consisting of changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company, inventory provision, impairment of long-lived assets and goodwill and provision for inventory purchase commitments. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

Shipments to China were comparably small due to the seasonally soft demand in the first quarter. However, we believe that shipments to China will gradually pick up in the second quarter and the third quarter supported by the acceleration of utility scale projects in western China and the recently announced 1.7 GW projects under the Golden Sun program. We expect approximately 30% of our revenues to come from Chinese customers in this year by leveraging our solid customer relations and pioneer position in China.”

“In addition, the successful issuance of the 1.5 billion RMB-denominated medium-term notes in early May strengthened our cash position, optimized our borrowing structure and reduced our financing cost. The successful issuance further demonstrated investors’ strong confidence in our long-term growth.”

“As the intense competition in the solar industry will sustain in the short term, we will continue to pursue sales diversification, product differentiation and cost control as our top priorities to achieve incremental shipment and market share.”

First Quarter 2012 Financial Results

Total Net Revenues

Total net revenues were RMB 3,148.5 million (US$500.0 million) in the first quarter of 2012, an increase by 22.6% from RMB 2,567.6 million in the fourth quarter of 2011 and compared to RMB 3,453.0 million in the first quarter of 2011. The increase in total net revenues from the previous quarter was primarily attributable to the increased PV module shipment that resulted from stronger demand in major markets such as Germany and the U.S.

Gross Profit and Gross Margin

Gross profit was RMB 245.2 million (US$38.9 million) in the first quarter of 2012, an increase by 217.2% from RMB 77.3 million in the fourth quarter of 2011 and compared to RMB 943.7 million in the first quarter of 2011.

Overall gross margin was 7.8% in the first quarter of 2012, an increase from 3.0% in the fourth quarter of 2011 and compared to 27.3% in the first quarter of 2011. Overall gross margin in the first quarter of 2012 was negatively impacted by a provision for preliminary U.S. countervailing and anti-dumping duties of RMB 86.3 million (US$13.7 million) and a non-cash inventory provision of RMB 21.2 million (US$3.4 million). Excluding these provisions, gross margin of PV modules in the first quarter of 2012 would be 11.5%.

The provision for preliminary U.S. countervailing and anti-dumping duties was recognized in response to the U.S. Department of Commerce’s preliminary decisions regarding the import of Chinese PV cells and PV modules to the United States. According to the decisions, our products containing PV cells manufactured in China are subject to a preliminary countervailing duty rate of 3.61% and an anti-dumping duty rate of 31.18%.

Operating Expenses

Operating expenses were RMB 380.0 million (US$60.3 million) in the first quarter of 2012, a decrease by 17.7% from RMB 461.4 million in the fourth quarter of 2011 excluding the provision for inventory purchase commitments and impairments of long-lived assets and goodwill in that quarter and compared to RMB 375.5 million in the first quarter of 2011. The decrease in operating expenses from the fourth quarter of 2011 was primarily attributable to the Company’s cost control efforts.

Operating expenses as a percentage of total net revenues were 12.1% in the first quarter of 2012, improving from 18.0% in the fourth quarter of 2011 excluding the provision for inventory purchase commitments and impairments of long-lived assets and goodwill in that quarter and compared to 10.9% in the first quarter of 2011.

Operating Loss and Margin

Operating loss was RMB 134.7 million (US$21.4 million) in the first quarter of 2012, improving from operating loss of RMB 3,784.2 million in the fourth quarter of 2011 and compared to operating income of RMB 568.2 million in the first quarter of 2011.

Operating margin was negative 4.3% in the first quarter of 2012, improving from a negative operating margin of 147.4% in the fourth quarter of 2011 and compared to a positive operating margin of 16.5% in the first quarter of 2011.

Interest Expense

Interest expense was RMB 202.4 million (US$32.1 million) in the first quarter of 2012, compared to RMB 182.0 million in the fourth quarter of 2011 and RMB 130.5 million in the first quarter of 2011.

The increase in interest expense was mainly because a reduced level of capitalised interest expense relating to construction in progress which was transferred into fixed assets in the first quarter of 2012. As of March 31, 2012, the Company had an aggregate of RMB 14.6 billion (US$2,320.3 million) bank borrowings, medium-term notes and convertible notes, compared to RMB 14.2 billion as of December 31, 2011. The weighted average interest rate for these borrowings was 6.23% in the first quarter of 2012, decreased from 6.77% in the fourth quarter of 2011.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain was RMB 26.3 million (US$4.2 million) in the first quarter of 2012, compared to a foreign currency exchange loss of RMB 134.0 million in the fourth quarter of 2011 and a foreign currency exchange gain of RMB 61.2 million in the first quarter of 2011. Given that the Company has a net Euro-denominated assets position, the foreign currency exchange gain was primarily attributable to the appreciation of the Euro against the RMB.

Income Tax Benefit (Expense)

Income tax benefit was RMB 11.4 million (US$1.8 million) in the first quarter of 2012, compared to income tax benefit of RMB 249.3 million in the fourth quarter of 2011 and income tax expense of RMB 76.8 million in the first quarter of 2011.The decrease in income tax benefit from the fourth quarter of 2011 was mainly attributable to the decrease of operating losses in this quarter, resulting in the less deferred tax assets recognized accordingly.

Net Income (Loss)

Net loss was RMB 283.2 million (US$45.0 million) in the first quarter of 2012, compared to net loss of RMB 3,772.4 million in the fourth quarter of 2011 and net income of RMB 368.3 million in the first quarter of 2011. Loss per ordinary share and per ADS was RMB 1.82 (US$0.29), compared to RMB 24.37 in the fourth quarter of 2011 and diluted earnings per ordinary share and ADS of RMB 2.29 in the first quarter of 2011.

On an adjusted non-GAAP basis, net loss was RMB 239.5 million (US$38.0 million) in the first quarter of 2012, compared to net loss of RMB 126.5 million in the fourth quarter of 2011 and net income of RMB 403.6 million in the first quarter of 2011. Adjusted non-GAAP loss per ordinary share and per ADS was RMB 1.54 (US$0.24), compared to RMB 0.82 in the fourth quarter of 2011 and adjusted non-GAAP diluted earnings per ordinary share and per ADS of RMB 2.51 in the first quarter of 2011.

Balance Sheet Analysis

As of March 31, 2012, the Company had RMB 4,248.8 million (US$674.7 million) in cash and restricted cash, compared to RMB 5,613.3 million as of December 31, 2011.

As of March 31, 2012, accounts receivable were RMB 3,348.5 million (US$531.7 million), compared to RMB 2,411.9 million as of December 31, 2011. Days sales outstanding was 96 days in the first quarter of 2012, an increase from 85 days in the fourth quarter of 2011.

As of March 31, 2012, accounts payable were RMB 3,962.8 million (US$629.3 million), compared to RMB 2,977.2 million as of December 31, 2011. Days payable outstanding increased to 123 days in the first quarter of 2012 from 108 days in the fourth quarter of 2011.

As of the date of this press release, the Company had approximately RMB 4,973.8 million in unutilized short-term lines of credit, and RMB 3,740.2 million committed long-term facility that can be drawn down in the near future.

Issuance of Medium-term Notes

In May 2012, the Company, through one of its primary operating subsidiaries, Yingli Energy (China) Company Limited, successfully completed its issuance of 1.5 billion RMB-denominated unsecured medium-term notes. The Issuance is composed of RMB 300 million five-year and RMB1.2 billion three-year medium-term notes, bearing a fixed annual interest rate of 6.01% and 5.78%, respectively.

Business Outlook for Full Year 2012

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company reaffirms its PV module shipment target to be in the estimated range of 2,400 MW to 2,500 MW for fiscal year 2012, which represents an increase of 49.6% to 55.9% compared to fiscal year 2011.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation, interest expense consisting of changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli, inventory provision, impairments of long-lived assets and goodwill and provision for inventory purchase commitments. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.2975 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of March 31, 2012. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time (EDT) on May 30, 2012, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number: +1-866-519-4004

• International dial-in number: +1-718-354-1231

• Passcode: 81674348

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com . A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until June 6, 2012 by dialing:

• U.S. Toll Free Number: +1-866-214-5335

• International dial-in number: +1-718-354-1232

• Passcode: 81674348

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced vertically integrated production capacity of 1,850 MW per year. Capacity expansion projects of an additional 600 MW in total are under construction in Baoding, Haikou, Tianjin and Hengshui, which are expected to increase the Company’s total nameplate production capacity to 2,450 MW by the end of 2012. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao
Director of Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787

Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	December 31,2011	March 31,2012
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	5,613,320	4,248,822	674,684
Accounts receivable, net	2,411,886	3,348,543	531,726
Inventories	2,670,919	3,249,249	515,958
Prepayments to suppliers	386,939	450,766	71,578
Prepaid expenses and other current assets	1,655,231	1,982,318	314,779
Total current assets	12,738,295	13,279,698	2,108,725

Long-term prepayments to suppliers	1,322,714	1,292,711	205,274
Property, plant and equipment, net	12,389,184	12,941,927	2,055,090
Land use rights	523,219	618,942	98,284
Goodwill and intangible assets, net	110,386	98,206	15,594
Other assets	399,615	359,592	57,101
Total assets	27,483,413	28,591,076	4,540,068

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	8,225,076	7,965,868	1,264,925
Convertible notes	139,345	9,307	1,478
Accounts payable	2,977,230	3,962,770	629,261
Other current liabilities and accrued expenses	1,607,961	1,432,965	227,545
Total current liabilities	12,949,612	13,370,910	2,123,209

Long-term debt, excluding current portion	3,451,899	4,229,217	671,571
Medium-term notes	2,406,391	2,407,756	382,335
Other liabilities	1,621,850	1,660,727	263,712
Total liabilities	20,429,752	21,668,610	3,440,827

Shareholders’ equity:
Ordinary shares	12,011	12,238	1,943
Additional paid-in capital	6,476,123	6,614,801	1,050,385
Treasury stock	(123,838)	(124,413)	(19,755)
Accumulated other comprehensive income	138,999	156,368	24,830
Accumulated deficit	(1,342,098)	(1,625,283)	(258,084)
Total equity attributable to Yingli Green Energy	5,161,197	5,033,711	799,319
Noncontrolling interests	1,892,464	1,888,755	299,922
Total shareholders’ equity	7,053,661	6,922,466	1,099,241
Total liabilities and shareholders’ equity	27,483,413	28,591,076	4,540,068

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Comprehensive Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2011	December 31, 2011	March 31, 2012
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	3,402,289	2,503,157	3,109,426	493,756
Sales of PV systems	3,497	35,948	10,025	1,592
Other revenues	47,210	28,490	29,070	4,616
Total net revenues	3,452,996	2,567,595	3,148,521	499,964
Cost of revenues:
Cost of PV modules sales	(2,459,977)	(2,396,760)	(2,860,336)	(454,202)
Cost of PV systems sales	(2,009)	(30,176)	(5,745)	(912)
Cost of other revenues	(47,309)	(63,335)	(37,192)	(5,907)
Total cost of revenues	(2,509,295)	(2,490,271)	(2,903,273)	(461,021)
Gross profit	943,701	77,324	245,248	38,943
Selling expenses	(194,107)	(221,542)	(199,190)	(31,630)
General and administrative expenses	(132,972)	(193,198)	(146,626)	(23,283)
Research and development expenses	(48,379)	(46,672)	(34,147)	(5,422)
Provision for inventory purchase commitments	—	(851,694)	—	—
Impairment of long-lived assets and goodwill	—	(2,548,406)	—	—
Total operating expenses	(375,458)	(3,861,512)	(379,963)	(60,335)
Income (loss) from operations	568,243	(3,784,188)	(134,715)	(21,392)
Other income (expense):
Interest expense	(130,492)	(181,993)	(202,420)	(32,143)
Interest income	4,534	11,254	13,682	2,173
Foreign currency exchange gains (losses)	61,218	(133,969)	26,276	4,172
Other income	1,991	18,787	5,568	884
Earnings (loss) before income taxes	505,494	(4,070,109)	(291,609)	(46,306)
Income tax benefit (expense)	(76,761)	249,321	11,365	1,805
Net income (loss)	428,733	(3,820,788)	(280,244)	(44,501)
Less: Loss (earnings) attributable to the noncontrolling interests	(60,430)	48,435	(2,941)	(467)
Net income (loss) attributable to Yingli Green Energy	368,303	(3,772,353)	(283,185)	(44,968)

Weighted average shares and ADSs outstanding
Basic	156,615,524	154,769,797	155,914,205	155,914,205
Diluted	160,575,421	154,769,797	155,914,205	155,914,205

Earnings (loss) per share and per ADS

Basic	2.35	(24.37)	(1.82)	(0.29)
Diluted	2.29	(24.37)	(1.82)	(0.29)

Net income (loss)	428,733	(3,820,788)	(280,244)	(44,500)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	12,886	13,177	27,096	4,285
Cash flow hedging derivatives, net of nil tax	1,781	(4,092)	(2,954)	(469)
Comprehensive income (loss)	443,400	(3,811,703)	(256,102)	(40,684)

Less: Comprehensive income (loss) attributable to the noncontrolling interest	(59,250)	50,392	(9,714)	(1,543)

Comprehensive income (loss) attributable to Yingli Green Energy	384,150	(3,761,311)	(265,816)	(42,227)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	March 31, 2011	December 31, 2011	March 31, 2012
	RMB	RMB	RMB	US$
Non-GAAP income (loss) attributable to Yingli Green Energy	403,557	(126,502)	(239,492)	(38,030)
Share-based compensation	(14,618)	(22,297)	(9,487)	(1,507)
Amortization of intangible assets	(11,967)	(11,967)	(11,967)	(1,900)
Inventory provision	—	(211,245)	(21,207)	(3,368)
Impairment of long-lived assets	—	(2,275,024)	—	—
Impairment of goodwill	—	(273,382)	—	—
Provision for inventory purchase commitments	—	(851,694)	—	—
Interest expenses consisting of changes in fair value of the interest rate swap and the amortization of the debt discount	(8,669)	(242)	(1,032)	(163)
Net income (loss) attributable to Yingli Green Energy	368,303	(3,772,353)	(283,185)	(44,968)
Non-GAAP diluted earnings (loss) per share and per ADS	2.51	(0.82)	(1.54)	(0.24)
Diluted earnings (loss) per share and per ADS	2.29	(24.37)	(1.82)	(0.29)